MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Dear Shareholder,

Since our Annual General Meeting in May, at which time the Board of Directors made significant changes in the senior management of ViRexx, our new team has undertaken an exhaustive review of the Company’s recent progress and the necessary steps to achieve our near-term milestones. As a result of this review I continue to believe in the potential of ViRexx, its products, the team we now have in place and its ability to deliver value to shareholders.

The market potential of our three platform technologies and lead product candidates, specifically OvaRex® MAb and the Chimigen platform, remains as strong today as ever. Our responsibility as a management team is to ensure the appropriate plans are in place from a research and development, as well as, a business development perspective to capitalize on this potential. To this end, we have already taken a number of critical steps that we believe place ViRexx in a much stronger position.

•
We have announced a Convertible Debenture transaction of $11,000,000 (CAD) to strengthen our balance sheet while limiting the dilution borne by our existing shareholder base. The Convertible Debenture transaction is meant to bridge the period until we receive the pivotal results from the two OvaRex® MAb trials and eliminates the need to issue equity at our current valuation.

•
We have recruited Dr. Richard Ascione as Acting Chief Scientific Officer. Dr. Ascione has extensive experience in both the academic and biotech communities. His background in bringing new products out of the laboratory and through development to commercialization will be a great asset to a company at our stage of development.

•
We have requested, and received a commitment from, our Scientific Advisory Board, to play a more active role in the development planning and the review of our existing product characteristics, to ensure the optimal critical path that offers the best return to shareholders, is in place for each product.

•	We have reviewed our expenditure plans to ensure they align with our existing resources and appropriately reflect the potential of each of our innovative platform technologies.
•
We have held productive meetings and discussions with United Therapeutics Inc., our licensing partner for OvaRex® MAb, to ensure the interests of ViRexx are represented as United nears completion of the two Phase III trials for OvaRex® MAb.

•	We have made the appropriate arrangements with our partners and regulatory advisors in Europe to ensure preparations are underway for the European filings for OvaRex® MAb to occur in a timely manner.
•
We have reviewed the existing preclinical data from the CHB-111, Chimigen™ Vaccine program in consultation with our Scientific Advisory Board and determined that prior to further development we will validate the efficacy of CHB-111 in additional preclinical models.

•	We have retained expert counsel that has experience with the T-ACT platform and the Occlusin candidates, to assist us in a review of the manufacturing processes of these programs.

Now that these critical steps are in place we believe ViRexx in a better position to capitalize on the market potential of our three platform technologies and demonstrate material progress from this point forward. We are committed to a results-based philosophy in which we set objectives that we believe are achievable and communicate these objectives to our shareholders as a means to judge the Company’s performance. We have a number of exciting upcoming milestones, specifically the completion of, and the results from, the OvaRex® MAb trials. Our broad pipeline offers multiple product opportunities that diversify the risk compared to a single product strategy and provides a number of material milestones over the next 12 to 18 months.

As we close in on the announcement from United of the OvaRex® MAb results we intend to aggressively build awareness within the broader capital markets of this product’s fundamentals, the ovarian cancer market opportunity and the potential impact it could have for women in the ‘watchful waiting’ period.

On behalf of the Board of Directors and the team at ViRexx, I would like to thank-you for your continued support of our vision to bring innovative new therapies to those that suffer from cancer, solid tumors and infectious diseases. I look forward to updating you on our progress as we continue to advance our pipeline products and strengthen our core fundamentals.

Sincerely,

Peter P. Smetek, Jr.
Chairman and Chief Executive Officer
ViRexx Medical Corp.
August 14, 2007.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

OVERVIEW

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to help the reader of the financial statements understand ViRexx Medical Corp. (“ViRexx”), our operations and our present business environment as of August 14, 2007. This MD&A should be read in conjunction with our June 30, 2007 unaudited interim consolidated financial statements and the accompanying notes thereto. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) that differ in some respects from those of the United States (“U.S. GAAP”). Unless otherwise indicated, all amounts are expressed in Canadian dollars. This MD&A includes the following sections:

▪
Our Business - a general description of our business including a brief overview of our product candidates; a corporate update; our outlook for the remainder of 2007 and the general challenges and risks related to our business and industry.

▪
Operations Review - an analysis of our consolidated results of operations presented in the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 compared to the respective prior year periods.

▪
Critical Accounting Policies and Estimates - a discussion of significant accounting policies that require critical judgments and estimates, along with a discussion of the future impact of accounting standards that have been issued but are not yet effective.

▪
Liquidity, Capital Resources and Financial Position - an analysis of cash availability and cash flows; off-balance sheet arrangements and contractual obligations; and an overview of our financial position.

FORWARD-LOOKING STATEMENTS

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other written reports and releases and oral statements made from time to time by us contain forward-looking statements which can be identified by our use of words like “plans”, “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements. Such factors include risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect our intellectual property, dependence on our collaborative partners, additional long-term capital requirements and our stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

OUR BUSINESS

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative targeted therapeutic products that offer better quality of life and a renewed hope for living. Our platform technologies include product candidates for the treatment of late-stage ovarian cancer, select solid tumors and chronic hepatitis B and C infections. Our most advanced product candidate is OvaRex® MAb, a therapy for treatment of late-stage ovarian cancer.

We currently have three platform technologies: antibody-based immunotherapy (AIT™), targeted-autothrombogenic cancer therapy (T-ACT™) and Chimigen™ Vaccines, all of which are based on the principle of harnessing the body’s power to fight disease.

AIT’ Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for patients with stage III/IV advanced ovarian cancer who have successfully completed front-line therapy. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials (IMPACT I and IMPACT II) being conducted at more than 60 sites in the United States. We licensed the exclusive rights of OvaRex® MAb to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR), to develop the drug for use in certain territories, as defined in the licensing agreement.

During the second quarter of 2007, Unither continued to monitor progress from IMPACT I and IMPACT II for OvaRex® MAb. The primary endpoint for each trial is time-to-relapse in comparing OvaRex® MAb to placebo. The primary data analysis is scheduled and will occur after each trial has reported at least 118 relapse events. The first trial, IMPACT I, reported its 118th relapse event and is complete. It is projected that the second trial, IMPACT II, will reach the 118th relapse event in the second half of 2007.

    In the fourth quarter of 2006, a technology transfer process was initiated with our European manufacturing partner, Tecnogen S.C.p.A (“Tecnogen”), a subsidiary of Sigma-Tau Finanziaria S.p.A (“Sigma-Tau”), who will manufacture and supply our European licensing partners. The transfer of the Orphan Drug Designation from Dorian Regulatory Affairs, held on behalf of AltaRex Medical Corp, to ViRexx International Corp has been completed. With the anticipation of transferring the cell banks from the U.S. facility to Europe, site audits of several European facilities have been conducted. We continue to work closely with Tecnogen as they begin renovations to their manufacturing facility in order to begin production of OvaRex® MAb.

T-ACT’ Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to hypervascular tumours leading to tumour tissue starvation and death. The lead product candidate from the T-ACT™ platform is Occlusin® 500 Artificial Embolization Device, an embolic agent designed to treat hypervascular tumours and uterine fibroids. This device is delivered by catheter to the blood vessels feeding the tissue to be treated.  Unlike other embolic agents, Occlusin® 500 Device breaks down naturally in the body and ultimately disappears. We are completing preclinical testing of this product candidate and have manufactured the product according to GMP.

The second product candidate from the T-ACT™ platform is Occlusin® 50 Injection, a treatment for primary cancer of the liver. A Phase I safety trial of Occlusin® 50 Injection in liver cancer patients completed enrolment in December 2006.  Data analysis is underway and a safety report will be generated in the third quarter of Preliminary analysis shows that the product appears to have a benign safety profile.  Of the 12 patients treated with Occlusin® 50 Injection as part of a transcatheter chemoembolization (TACE) procedure, 2 patients moved on to liver transplantation.  TACE is the treatment of choice to control tumour progression in patients who are being considered for liver transplantation. Liver transplantation is the optimal treatment for primary cancer of the liver in selected patients, because it essentially “cures” the liver cancer and any underlying liver disease that might lead to the reappearance of the cancer. Partnering discussions are ongoing with this product candidate.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is CHB-111 (formerly referred to as HepaVaxx B Vaccine), an immunotherapeutic vaccine for the treatment of patients chronically infected with hepatitis B virus. We have completed a Phase I study of CHB-111 in normal, healthy volunteers. The product candidate appears to have a benign safety profile. There were no significant adverse events reported with the treatment. The trial was conducted at McGill University Health Center’s Vaccine Study Centre in Montreal, Canada. The evaluation of the volunteers’ immune responses to treatment with CHB-111 has been completed. There were no consistent humoral responses and no cellular responses to the single vaccination with CHB-111.

Preclinical studies on selecting the most suitable Chimigen™ Vaccine candidates for the treatment of chronic hepatitis B and hepatitis C viral infections are continuing.

Our research collaboration with the Department of Defence Research and Development Centre at Suffield (“DRDC-Suffield”) in developing Chimigen™ Vaccines for use in the biodefense area is continuing. Our evaluation of immune responses and the efficacy of the Chimigen™ Biodefence Vaccines using experimental animal models is progressing as planned.

In addition, our research collaboration with the National Institute of Nanotechnology to evaluate nanoparticle properties of certain Chimigen™ Vaccines is ongoing

Corporate Update
Michael Stewart, Senior Vice President, resigned as of July 19, 2007 and his resignation was been accepted by the Company.

Dr. Richard Ascione has been appointed Interim Chief Scientific Officer. He has over 21 years experience with the National Institute of Health as Deputy Director of Laboratory Molecular Oncology and ten years of experience working with Aphton Corporation where he was Director of Research.

We are moving ahead with developing further the Chimigen™ HBV Vaccine platform but, on the advice of our scientific advisory board on July 25, 2007, we have suspended the clinical development program in favor of testing the original materials created in our labs for efficacy, proving up the value of this material and then proceeding with clinical development.

The management team has reduced monthly development expenses from $1.1 million to $642,000 since they were appointed on May 3 this year, allowing it to continue to develop platforms for another nine months, with current cash on hand.

2007 Outlook

Our main priority for 2007 is the completion of the two OvaRex® MAb Phase III trials, being conducted by Unither, which we expect to occur in the second half of 2007. Once the trials are complete we expect to receive the preliminary data analysis from Unither in late 2007. Other upcoming milestone events expected in 2007 include:

•	Initiate the commercial manufacturing process development for Occlusin® 500 Device.
•
Complete the preclinical testing of Occlusin® 500 Device and evaluate its safety and efficacy in vitro; pending these results we intend to file a 510(k) for regulatory approval to treat hypervascular tumours.

•	Commence Phase I safety trial for Occlusin® 500 Device.
•	Secure a partner to support further development of Occlusin® 50 Injection.
•	Complete $11 million five year term debt financing

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

Challenges and Risks

Operating in a highly competitive environment provides unique opportunities for our company. However, challenges and risks accompany those opportunities. We are also subject to risks inherent in the biotechnology industry that are not always predictable or within our control.

Management has identified certain challenges and risks that are critical to our success. Four key challenges and risks are discussed below:

Continued Operations

 Our financial statements included in this interim report were prepared assuming that we will continue as a going concern. Our ability to sustain operations for more than a 12 month period without further financing cannot be assured. Without additional funding and milestone payments from potential product out-licensing, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the first quarter of 2008. We also have commitments under our University of Alberta license agreement to make milestone payments of $250,000 when we enter Phase III clinical trials on each of the product candidates derived from the intellectual property licensed under that Agreement. For further discussion on our plans to address this risk, please refer to “Liquidity, Capital Resources and Financial Position” section of this document.

Achieving Regulatory Approval

The U.S. Food and Drug Administration (“FDA”) regulates the development, testing, manufacture, record-keeping, labelling, distribution, and promotion of pharmaceutical products in the United States pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive approval by the FDA prior to commercial sale in the U.S. Similar regulations are enforced by Health Canada, the European Medicines Agency (“EMEA”) and by other regulatory agencies in each jurisdiction in which we seek to do business. If we are unable to successfully obtain approval to commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

Preclinical and Clinical Trial Results

Before obtaining regulatory approval for sale, each of our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for each proposed indication for human use. Our success will depend on the successful outcome of these preclinical testing and clinical trials. There are multiple risk factors associated with conducting clinical trials of our investigational drug and device product candidates. A prime risk factor of clinical trials is that the study outcome may reveal that the product candidate does not demonstrate the anticipated level of effectiveness in the target patient population. Such outcomes may adversely affect the approvability of the potential product by regulatory agencies. Similarly, clinical trials may show that an investigational product causes unacceptable adverse events in the patient population to be treated with the drug.

Although the FDA and EMEA have granted OvaRex® MAb Orphan Drug Status for its use in ovarian cancer, this status does not diminish any of the requirements for market approval. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of this or any of our product candidates. In addition, if approval is received, such approval may be limited in scope and affect the commercial viability of such product candidate.

Competitive Products and Technologies

Our success depends upon maintaining our competitive position in the research, development, and commercialization of products and technologies in our area of expertise. Competition from pharmaceutical, chemical and biotechnology companies as well as universities and research institutes is expected to increase.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

We are aware of several potential competitors that are at various stages of development or that have commercial sales of products that may address similar indication as our products. The success of our competitors and their products may have a material adverse impact on our business, financial condition, and results of operations.

For a complete discussion of the risk factors, see “Item 3D: Risk Ractors” in Part I of the Company’s Form 20-F for the fiscal year ended December 31, 2006, available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/shtml.

All four of these challenges and risks: continuing in operation; achieving regulatory approval; preclinical and clinical trial results; and competitive products and technologies have the potential to have a material adverse effect on our company; however, we believe our company is well positioned to appropriately address these challenges and risks.

OPERATIONS REVIEW

	For second quarter ending		For year to date six months ending
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Research & Development Costs	1,354,544	1,475,656	2,479,796	3,019,323
Net Loss	(3,187,594)	(3,326,002)	(6,111,621)	(5,634,649)
Loss per share	(0.04)	(0.05)	(0.08)	(0.08)
Ending Cash Position	5,716,213	13,210,581	5,716,213	13,210,581

For the second quarter, the net loss was $3,187,594 or ($0.04) per share as compared to $3,326,002 or ($0.05) per share for the three months ended June 30, 2006. On a year-to-date basis, the Company recorded a net loss of $6,111,621 or ($0.08) per share, as compared to $5,634,649 or ($0.08) per share for the first half of 2006. The decrease of $138,408 in net loss for the second quarter and the increase in net loss of $476,972 on a year-to-date basis is mainly attributable to the following, as more fully described in the following sections.

•	Costs associated with the cancelled public offering and the 13D filing

•	Redeployment of research and development costs

•	Initiated manufacture and production of Occlusin™ 500 Device

During the second quarter of 2007, research and development costs for the Chimigen™ Platform were offset by a $43,339 financial contribution from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP). On a year-to-date basis the company has received a total of $83,339 in government assistance.

Research and Development

	For second quarter ending		For year to date six months ending
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Contract research costs	131,113	290,407	191,799	470,832
Clinical trial costs	24,173	65,368	40,978	174,627
Clinical material manufacturing costs	237,014	49,215	463,964	118,236
Employee related costs	399,526	762,434	863,107	1,311,282
Other R&D costs	562,718	308,232	919,948	944,346
	1,354,544	1,475,656	2,479,796	3,019,323

Research and development expenses for the second quarter ended 2007 were $1,354,544 compared to the same period in 2006 of $1,475,656, a decrease of $121,112 or 8%. On a year-to-date basis to June 30, research and development expenses were $2,479,796 and $3,019,323 for 2007 and 2006 respectively, for a decrease of $539,520 or 18%.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

This decrease for the quarter ended and year-to-date is due primarily to a staff reduction as a result of the November 2006 restructuring and a reduction in contract research as the company continues to perform more of the analysis in-house. Legal expenses for intellectual property related to the AIT’ and Chimigen’ Platform technologies are also lower by $46,849 for the quarter and $296,731 year-to-date due to the stage of development in comparison to previous periods. We also received an additional $43,339 research grant from NRC-IRAP. The funding relates to the Chimigen™ Vaccines with properties of enhanced expression, nanoparticle formation and adaptation for biodefense project. A new funding arrangement with NRC-IRAP was recently initiated that extends from May 1, 2007 to April 30, 2008 , providing further funding for staff salary to validate the Platform.

An award of funding from the Alberta Heritage Foundation for Medical Research (“AHFMR”) from the ForeFront - Industrial Research category was also initiated during the quarter. The funding extends from April 1, 2007 to March 31, 2008 with the possibility of a second annual renewal. The funding is used for employee related costs and salary.

The cost savings in research and development was in part offset by an increase in manufacturing costs for the Occlusin™ 500 Device which are manufactured in accordance with GMP and an increase in allocated administrative services.

Corporate Administration

	For second quarter ending		For year to date six months ending
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Business development costs	50,478	304,075	230,170	401,696
Employee related costs	234,646	346,228	557,163	597,782
Other administration costs	1,221,747	661,391	2,184,448	1,239,651
	1,506,871	1,311,694	2,971,781	2,239,129

Corporate administration expenses for the three months ended June 30, 2007 totalled $1,506,871, an increase of $195,177 or 15% from $1,311,694 for the corresponding period ended June 30, 2006. On a year-to-date basis to June 30, corporate administration expenses were $2,971,781 and $2,239,129 for the first half of 2007 and 2006 respectively, an increase of $732,652 or 33%. For the quarter $282,317 and year-to-date $806,017 of this increase was due to work performed relating to the cancelled $15 million public offering. During this time, significantly higher costs were incurred compared to the prior year’s $12 million private placement. On April 7, 2007, management discontinued the public offerings subsequent to the agreement reached with the 13D group.

Additional costs of $131,617 were also incurred in the second quarter from legal and other advisory services management employed to determine possible courses of action in light of the filing of the Schedule 13D on February 14, 2007. Year-to-date total costs related to this matter are $213,615.

During the quarter and year-to-date period, continued efforts were spent on business development in pursuing potential partnerships for CHB-111 product candidate and the T-ACT™ product platform. The significant decrease in business development for the quarter, $253,597 or 84% and year-to-date, $171,526 or 43%, is a direct result of managements’ initiatives.

Amortization

Amortization expense relates to acquired intellectual property, certain licensing rights, facility leaseholds and equipment. Amortization expense for the three months ended June 30, 2007 was $650,878, a decrease of $7,444 or 1% from $658,332 for the corresponding period ended June 30, 2006. On a year-to-date basis, amortization expense was $1,301,757 and $1,444,592 for the first half of 2007 and 2006 respectively, a decrease of $142,835 or 10%. The decrease can be attributed to carrying values of the remaining assets being lower compared to 2006.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

Other income (expenses)

Other income primarily consists of interest income earned on our short-term investments. Interest income for the three months ended June 30, 2007 was $61,515, a decrease of $65,673 or 52% from $127,188 for the corresponding period ended June 30, 2006. On a year-to-date basis, interest income was $146,125 and $194,820 for the first half of 2007 and 2006 respectively, a decrease of $48,695 or 25%. At March 5 2007, we had $7,933,836 in short-term investments compared to $14,125,489 at the beginning of March 2006; we therefore earned less interest income on the decreased balance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) for interim consolidated financial statements in Canada, which require management to make estimates, judgements and assumptions that affect the amounts reported in the consolidated interim financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to the following areas:

▪	Acquired Intellectual Property
▪	Income Tax Provision

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with its Auditors, PricewaterhouseCoopers LLP and the Audit Committee of our Board of Directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. A summary of significant accounting policies and estimates and a description of accounting policies that are considered significant may be found in our Annual Report on Form 20-F for the year ended December 31, 2006 filed with SEDAR and EDGAR on March 30, 2007 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Impact of Recent Canadian Accounting Pronouncements

In January 2005, The Canadian Institute of Chartered Accountants (“CICA”) released the following new Handbook Sections, effective for annual and interim periods beginning on or after:

October 1, 2006.
▪	Financial instruments, recognition and measurement - Handbook Section 3855
▪	Comprehensive income and equity - Handbook Section 1530
▪	Hedges - Handbook Section 3865
January 1, 2007
▪	Accounting changes - Handbook Section 1506

The adoption of these sections did not have a significant impact on our interim consolidated financial statements and results of operations.

Management is currently assessing the impact of the following Handbook Sections that are effective for annual and interim periods beginning on or after October 1, 2007:

▪	Capital disclosures - Handbook Section 1535
▪	Financial Instruments, disclosures - Handbook Section 3862
▪	Financial Instruments, presentation - Handbook Section 3863

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

	June 30, 2007	December 31, 2006	June 30, 2006
Cash	$1,368,555	$405,354	$319,480
Short-term investments	4,347,658	10,336,837	12,891,101
	$5,716,213	$10,742,191	$13,210,581

As at June 30, 2007, we had $5,716,213 in cash and short-term investments. To date, we have financed our operations primarily through proceeds from the issue of debt and equity securities, exercise of options and warrants, and interest income earned. We will continue to invest in operations until revenues are realized from the commercialization of products or until we have earned revenue from milestones and royalty payments from license and collaboration agreements.

As at June 30, 2007, the Company’s cash and short-term investments totaled $5,716,213 as compared with $10,742,191 at December 31, 2006. The Company’s net cash used in operating activities amounted to $2,507,282 for the second quarter and $5,023,193 year-to-date June 30, 2007, reflecting the Company’s use of cash to fund corporate administration expenses, including costs incurred for the public offering and dealing with the 13D group, business development expenses, manufacturing costs and other research and development expenses.

As of June 30, 2007, ViRexx had $4,632,920 in working capital, defined as current assets less current liabilities. Based on this amount, management believes ViRexx will be able to fund planned operations into the first quarter of 2008. Management is currently evaluating all future financing alternatives that would minimize further dilution to existing shareholders. The timing and required amount of funding requirements may vary depending on a number of factors including: the progress of our research programs, our ability to meet milestones and receipt of approvals from government regulators.

In November 2006, we announced the realignment of our resources to focus on near-term potential revenue streams and to reduce operating costs. The majority of resources have now been deployed to prepare for the commercialization of OvaRex® MAb and regulatory approval of Occlusin™ 500 Device. We anticipate net cash utilized for operating and capital expenditures for the remainder of 2007 to be approximately $642,000 per month.

We have incurred significant losses since our inception. As at June 30, 2007, our accumulated deficit was $39.9 million. We have incurred net losses as a result of research and development expenses, clinical trial expenses, contract manufacturing expenses and general and administrative expenses in support of our operations. We expect to incur further losses as we continue to advance our product candidates through clinical trials and apply for regulatory approval.

Contractual Obligations and Commitments

In our operations, we have periodically entered into long-term contractual arrangements for office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force for the next five years:

	Total	< 1 year	1-3 years	> 3 years
Operating lease obligations [1]	$ 453,882	$ 57,942	$ 347,655	$ 48,285
Product candidates manufacturing obligations	22,500	4,500	18,000	-
Capital lease obligation	8,292	3,554	4,738	-
Total contractual obligations	$ 484,674	$ 65,996	$ 370,393	$ 48,285

Notes: 1) Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

Related Party Transactions

Transactions with Directors and Corporate Officers

	For second quarter ending		For year to date six months ending
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Legal expenses	90,592	109,600	231,274	192,635
Consulting	265,979	14,516	283,327	39,010
	356,571	124,116	514,601	231,645

Legal Claims

From time to time, the Company may be subject to or threatened with legal claims in the ordinary course of conducting our business. We have received statements of claims from three former management employees relating to their termination of employment with the Company. The former employees assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company in 2007. We believe that these claims are without merit and intend to aggressively defend this position. ViRexx is scheduled to submit its defence in late August 2007. As the outcome is uncertain and an estimate of the liability is not determinable, no amount has been accrued.

In preparing the Company’s defence to these lawsuits it was discovered that without the approval of directors, former management or some of them agreed to pay back to Sigma Tau Finanziaria S.p.A. ("Sigma Tau") or one of its subsidiaries, under the auspices of a manufacturing fee, the exact amount of the premium payment above prevailing market price made by Sigma Tau's subsidiary, Defiante Farmaceutica, Lda, when it purchased ViRexx shares in conjunction with the License Agreement granted by ViRexx to Sigma Tau on November 30, 2006. This $709,000 fee was not mentioned previously in the Company's disclosure documents. The company is conducting a full investigation of this situation and on August 10, 2007, received an independent legal opinion supporting its position of doubtful and disputed.   Management does not intend to settle this amount and will continue to work with legal counsel and Sigma Tau to investigate and resolve the issue.  As the outcome is uncertain, no amount has been accrued.

The lead agent engaged to support the cancelled public offering has also filed a claim during the quarter. We intend to work closely with the claimant and our legal counsel to find an acceptable resolution. An estimate of the liability of $538,500 has been accrued.

Off-Balance Sheet Arrangements

As of June 30, 2007, Virexx did not have any material off-balance sheet arrangements other than those listed under the contractual obligations and commitments described above and those disclosed in Note 10 to the Audited Consolidated Financial Statements for the year ended December 31, 2006.

Capital Stock

Outstanding Share Data	June 30, 2007	December 31, 2006	June 30, 2006
Common shares issued and outstanding	72,760,717	72,760,717	70,342,530
Stock options outstanding	6,887,485	6,396,241	7,132,563
Warrants outstanding	17,039,571	17,077,471	15,619,289

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants would generate proceeds of $28,881,776

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

CONTROLS AND PROCEDURES

In order to ensure that information filed under Canadian and U.S. securities legislation presents fairly in all material respects the financial information of ViRexx, the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures, as well as internal control over financial reporting.

Disclosure Controls and Procedures

For the period ended June 30, 2007, the Chief Executive Officer and Chief Financial Officer in cooperation with the committee responsible for the Company’s disclosure policy (the “Disclosure Committee”), have evaluated the effectiveness of the Company’s internal disclosure controls and procedures as defined in Multilateral Instrument 52-109. The Disclosure Committee is currently composed of the Chief Executive Officer, Chief Financial Officer, Chairman of the Audit Committee, and Controller. Generally, the Disclosure Committee has concluded that the Company’s control procedure provides reasonable assurance that:

▪
information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian and U.S. securities legislation is completed within the prescribed time periods; and

▪	material information relating to the Company is reported in a timely manner so that it can provide investors with complete and reliable information.

Internal Controls over Financial Reporting

Management undertook the documentation and assessment of the design of internal controls over financial reporting for our operating and accounting processes. Similar to the evaluation of disclosure controls and procedures referred to above, the design of internal controls over financial reporting was evaluated as defined in Multilateral Instrument 52-109. During the quarter there was a change of control within the Company due to the change of the Chief Executive Officer and Chief Financial Officer along with three new members to the Board of Directors and formation of new Board committees. Also, a special committee has been formed of independent directors to review management and Board of Directors awareness and understanding of and compliance with mandates, policies, procedures and by-laws of ViRexx. Independent legal counsel has also been appointed as a member of this committee. The Committees are in place to ensure internal controls over financial reporting are effective and continue to provide reasonable assurance that our financial reporting is reliable and that our consolidated financial statements are prepared in accordance with Canadian GAAP.

A control system can only provide reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The Company’s limited number of staff results in the lack of in-house expertise to deal with complex taxation and accounting issues that may arise. Management believes that the Company’s internal controls are designed appropriately given the nature and size of the Company’s operations. The Company relies on certain entity level controls including periodic review of the financial statements and other information by the Audit Committee and the reliance on external specialists for advice on new accounting pronouncements and complex accounting and taxation issues.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Six Months Ended June 30, 2007

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for loss per share amounts:

	2007		2006				2005
	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenue	-	-	-	-	-	-	-	-
Net loss	(3,188)	(2,924)	(8,493)	(3,365)	(3,326)	(2,309)	(1,743)	(2,005)
Basic and Diluted loss per share	(0.04)	(0.04)	(0.11)	(0.05)	(0.05)	(0.04)	(0.02)	(0.04)

Factors Impacting Quarterly Financial Results

During the first and second quarters of 2007 significant costs were incurred as a result of the cancelled $15 million public offering. In addition, significant costs were incurred as a result of the 13D filing.

In the fourth quarter of 2006 a non-cash charge of $5.3 million for net future tax expense associated with the transfer of intellectual property to ViRexx International Corp.

All other quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates including manufacturing and clinical trials.